Mail Stop 4561

February 6, 2009

Mark S. Peak
Chief Financial Officer
VMware, Inc.
3401 Hillview Avenue
Palo Alto, CA 94304

       Re: **VMware, Inc.**
                Form 10-K for the fiscal year ended December 31, 2007
                Filed February 29, 2008
                Form 10-Q for the quarterly period ended September 30, 2008
                Filed November 5, 2008
                Definitive Proxy Statement
                Filed April 1, 2008
                File No. 001-33622

Dear Mr. Peak:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                                   Sincerely,

                                   Kathleen Collins
                                   Accounting Branch Chief